UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Comstock Homebuilding Companies, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

205684 10 3

(CUSIP Number)

Jubal Thompson, Esq.

General Counsel and Secretary

Comstock Homebuilding Companies, Inc.

11465 Sunset Hills Road

Suite 510

Reston, VA 20190

(703) 883-1700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205684 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gregory V. Benson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,356,333

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,356,333

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,356,333

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 16.4%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to shares of Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), of Comstock Homebuilding Companies, Inc., a Delaware corporation (the “Issuer”).  The principal executive office and mailing address of the Issuer is 11465 Sunset Hills Road, Suite 510 Reston, VA 20190.

Item 2.	Identity and Background
(a) This Schedule 13D is being filed by Gregory V. Benson (the “Reporting Person”).
(b) The principal business address of the Reporting Person is c/o 11465 Sunset Hills Road, Suite 510 Reston, VA 20190.
(c) The Reporting Person is a director, President and Chief Operating Officer of the Issuer.
(d) The Reporting Person has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.
Item 3.	Source and Amount of Funds or Other Consideration
The shares of Class A Common Stock that are, or that may be deemed to be, beneficially owned by the Reporting Person and that are disclosed herein were received as follows:

(i) 1,350,083 shares of Class A Common Stock (and an additional 1,366,750 shares of Class B Common Stock) in exchange for 3,854 shares of common stock of the Issuer that were cancelled and exchanged in connection with a change in the Issuer’s capital structure prior to its initial public offering (the “Share Exchange Transaction”); and

(ii) 6,250 shares of the Class A Common Stock in connection with the restricted stock grant in connection with the initial public offering of the Issuer.
Clareth, LLC, an entity wholly owned by the Reporting Person, holds 350,083 shares of Class A Common Stock and 1,366,750 shares of Class B Common Stock.
No monetary consideration was paid by the Reporting Person in connection with either the Share Exchange Transaction or the restricted stock grant.
Item 4.	Purpose of Transaction

As described above in Item 3, the shares of Class A Common Stock reported herein were acquired pursuant to the Share Exchange Transaction and a grant of restricted stock.  Such shares are being held for investment purposes.  The Reporting Person may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Person, acquire additional shares. The Reporting Person reserves the right to, and may in the future choose to, change his purpose with respect to his investment and, subject to the Lock-up Agreement described in Item 6, take such actions as he deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of the Class A Common Stock which he now owns or may hereafter acquire.

The shares of Class A Common Stock reported herein include 350,083 shares owned directly by Clareth, LLC, of which the Reporting Person is a sole member.  Clareth, LLC may, from time to time, acquire additional shares, sell the shares owned by it or distribute such shares to its members.  The exact number of shares to be acquired, sold or distributed and the time of such acquisitions, sales or distributions will be dependent upon market conditions and other factors deemed relevant by the Reporting Person, as the sole member and manager of Clareth, LLC.

Except as described herein, the Reporting Person does not have any present plans or proposals that relate to, or would result in, the acquisition or disposition by any person of additional securities of the Issuer, an extraordinary corporate transaction involving the Issuer, a sale or transfer of a material amount of the Issuer’s assets, a change in the present Board of Directors or management of the Issuer, a change in the present capitalization or the dividend policy of the Issuer, any other material change in the Issuer’s business or corporate structure, or a change in the Issuer’s charter or bylaws or with respect to the delisting or deregistration of any of the Issuer’s securities.

Item 5.	Interest in Securities of the Issuer

(a) As of the date of this report, the Reporting Person may be deemed to beneficially own an aggregate of 1,356,333 shares of Class A Common Stock, which represents 16.4% of the shares of the Issuer’s Class A Common Stock.  350,083 of the shares of Class A Common Stock that may be deemed to be beneficially owned by the Reporting Person are held by Clareth, LLC.

(b) As of the date of this report, the Reporting Person has the sole power to vote or direct the voting of, or dispose or direct the disposition of, all of the 1,356,333 shares of Class A Common Stock reported herein.

(c) The Reporting Person has not effected any transactions, other than those described herein, in the class of securities described herein during the past 60 days.
(d) Clareth, LLC has the right to receive any dividends from, or the proceeds from the sale of, shares of Class A Common Stock owned by it.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to a Lock-Up Agreement, dated December 17, 2004 (the “Lock-up Agreement”), the Reporting Person agreed to not, subject to certain exceptions, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell, loan, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or otherwise dispose of, any securities of the Issuer that are substantially similar to the Class A Common Stock or any other capital stock of the Issuer or any securities convertible into, or exchangeable for, Class A Common Stock or any other capital stock of the Issuer or any such similar securities, or publicly announce an intention to do any of the foregoing, on or before the 180th day after December 14, 2004, without the prior written consent of BB&T Capital Markets, a Division of Scott & Stringfellow, Inc., a representative of the several underwriters for the Issuer’s initial public offering.  The Reporting Person further agreed that in the event that either (i) during the last 17 days of the 180-day restricted period the Issuer issues an earnings release or material news or a material event relating to the Issuer occurs, or (ii) prior to the expiration of the 180-day restricted period, the Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions contained in the Lock-up Agreement would continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.  This summary of the Lock-up Agreement is qualified in its entirety by the full terms and conditions of the Lock-up Agreement, a copy of which is attached hereto as Exhibit 1.

The Reporting Person was granted 6,250 shares of Class A Common Stock in a restricted stock grant under the Issuer’s 2004 Long-Term Incentive Compensation Plan (the “ Plan”), pursuant to a Restricted Stock Agreement, dated December 14, 2004, by and between the Issuer and the Reporting Person (the “Restricted Stock Agreement”).  All of the 6,250 shares of Class A Common Stock subject to the restricted stock grant vest on December 31, 2006.  This summary of the Restricted Stock Agreement is qualified in its entirety by the full terms and conditions of the Plan and the Restricted Stock Agreement.  For a copy of the Plan, see Exhibit 10.12, to the Issuer’s Registration Statement on Form S-1, filed by the Issuer on December 7, 2004 with the Securities and Exchange Commission, which Plan is incorporated herein by reference.  A copy of the Restricted Stock Grant is attached hereto as Exhibit 3.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1. Lock-Up Agreement, dated December 17, 2004, executed by the Reporting Person (filed herewith).

Exhibit 2. The 2004 Long-Term Incentive Compensation Plan, incorporated by reference to Exhibit 10.12 to the Issuer’s Registration Statement on Form S-1, filed on December 7, 2004 (Commission File Number 333-118193).

Exhibit 3. Restricted Stock Agreement, dated December 14, 2004, by and between the Issuer and the Reporting Person (filed herewith).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2005
Date
/s/ Gregory Benson
Signature
Gregory V. Benson
Name/Title